SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

February 25, 2011

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc.

Form 10-K for the Fiscal Year ended June 30, 2010

Filed August 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed September 17, 2010

File No. 001-31334

Dear Mr. Krikorian,

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 4, 2011 (the “Comment Letter”) with respect to the Staff’s review of SRA International, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2010, filed on August 12, 2010 (“2010 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A, filed on September 17, 2010 (“2010 Proxy Statement”). For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the Fiscal Year ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 28

1.	We note in your discussion of revenue, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that fiscal 2010 revenue growth was driven by an increase in services in your federal government contracting business offset by declines in sales in your ERA aviation business, but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

In our Form 10-K for the fiscal year ending June 30, 2011, we will revise our discussion of fiscal 2010 revenue growth to address your comment regarding Section III.D of SEC Release No. 33-6835 as follows:

Revenue in fiscal 2010 grew 8.2% from the prior year due primarily to an increase in services provided to a variety of customers in our federal government contracting business. Our total revenue growth was limited by the continued challenges in our Era aviation business where sales declined from $38.3 million in fiscal 2009 to $26.6 million in fiscal 2010.

Similarly, we quantified the relative impact of each factor contributing to a material change in our revenue on page 23 of our Form 10-Q for the quarter ended December 31, 2010, filed on February 8, 2011 (“Form 10-Q”). We will include similar disclosure in our future filings.

Income Taxes, page 30

2.	We note your current discussion of income taxes for fiscal 2010 on an adjusted basis. If non-GAAP results are discussed in MD&A, they should not be discussed in isolation. As such, supplemental discussions should not be presented with greater prominence than the discussion of GAAP results required by Item 303 of Regulation S-K. In this regard, tell us how you considered also providing a discussion of your income taxes as reported. Similar concerns apply to your discussion of operating margin, as adjusted, on page 24.

We note your comment that the related GAAP measures may not appear with equal or greater prominence as the comparable non-GAAP measures as required by Item 303 of Regulation S-K. We revised our presentation of operating margin, as adjusted on page 17 of the Form 10-Q to clearly and prominently identify the reported GAAP results and include the discussion of any significant items prior to the presentation of the non-GAAP measure. We will include similar disclosure in our future filings.

In our Form 10-K for the fiscal year ending June 30, 2011, we will revise our discussion of fiscal 2010 income taxes to the following:

Our effective tax rate increased to 70.1% in fiscal 2010 from 40.0% in fiscal 2009. This increase was primarily due to the $60.0 million non-deductible goodwill impairment charge and the $3.4 million non-taxable settlement of claims against the Era sellers which were discussed previously. The effective tax rate excluding the impact of these items is calculated as follows:

	Year Ended June 30 2010
	Income before income taxes	Provision for income taxes	Effective Tax Rate
	(in thousands)
As reported	$61,642	$43,227	70.1%
Non-deductible impairment of goodwill	59,971	—	—
Non-taxable settlement of claims against Era sellers	(3,361)	—	—

As adjusted	$118,252	$43,227	36.6%

This adjusted measure of income before income taxes and the resulting adjusted effective tax rate are non-GAAP financial measures. We believe these measures are useful because the elimination of significant non-taxable items enables a better comparison of our effective tax rate period-over-period.

Our effective tax rate for fiscal 2010, as adjusted, was 36.6% as compared to 40.0% for fiscal 2009. The lower effective tax rate for fiscal 2010 is primarily due to federal research and development tax credits, deductions for income from qualified domestic production activities, state tax credits and exemptions. We recorded approximately $2.7 million of tax benefits related to prior years during fiscal 2010.

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Stock Option and Restricted Stock Equity Awards, page 23

3.	We refer to your letter dated January 27, 2009, in which you indicated, in response to our prior comment 21, that you would disclose the specific elements of performance assessed in determining equity awards. We are unable to locate the aforementioned disclosure. Please advise.

We note your comment and in our future proxy statements, we will provide expanded disclosure of the specific elements of performance the Compensation and Personnel Committee (the “Compensation Committee”) considers in determining equity awards.

As discussed in our 2010 Proxy Statement, total compensation for senior management primarily consisted of these three elements: base salary, cash incentive compensation, and equity awards. Targets were established by the Compensation Committee for both total compensation and total cash compensation based on competitive analyses of peer group companies. For annual equity awards, the Compensation Committee received recommendations from the Chief Executive Officer, who undertook an individualized approach for each executive, taking into consideration performance, experience level, criticality of role, compensation history, scope of responsibility, internal equitable treatment, and external market data. This was a subjective assessment, applying all of the various factors without any pre-determined weight or mechanical formula. The individual performance factor was based on the Chief Executive Officer’s subjective overall performance evaluation. Working within its peer group-based framework, the Compensation Committee then exercised its own subjective assessment, considering the Chief Executive Officer’s recommendations, as well as company-wide performance, external market data and the expected stock compensation expense computed in accordance with GAAP. In future proxy statements, we will further detail factors used by the Chief Executive Officer in his review of individual executive performance. The 2010 Proxy Statement did disclose on pages 22 and 23 that each named executive officer was given a performance score in determining cash incentives, the score being based on such factors as ethics and leadership, financial metrics and functional specific objectives and a 1.0 individual score indicates that performance expectations were fully met. As disclosed, for fiscal year 2010 Mr. Sloane received an individual score of 0.885, and the remaining named executive officers (Mr. Nadeau, Mr. Atkins, Mr. Burke and Mr. Rydant) each received a score of 1.0. The equity award was based on a subjective assessment and did not directly utilize individual executive scores and a mechanical formula like the cash incentive award, but nonetheless we will in the future note the role this performance score and related performance objectives play not only in determining cash incentives but also in the Chief Executive Officer’s review of individual performance for equity awards.

Based on a combination of all of the factors described above and the Compensation Committee’s subjective judgment, the Compensation Committee granted equity awards on August 16, 2010 to the named executive officers as described in the 2010 Proxy Statement: Mr. Nadeau received a grant of 8,291 shares of restricted stock and 33,164 non-qualified stock options; Mr. Atkin received a grant of 5,853 shares of restricted stock and 23,412 non-qualified stock options; Mr. Burke received a grant of 4,877 shares of restricted stock and 19,508 non-qualified stock options; and Mr. Rydant received a grant of 7,803 shares of restricted stock and 31,212 non-qualified stock options.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference to definitive proxy statement)

Beneficial Ownership of Common Stock, page 3

4.	Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Artisan Partners Limited Partnership, BlackRock, Inc., Columbia Wanger Asset, EARNEST Partners, LLC, Janus Capital Management, LLC, Perkins Investment Management LLC and Royce & Associates, LLC.

We note your comment and in future proxy statements, we will include the natural person or persons who exercise sole or shared voting and/or dispositive powers over our securities.

For the 2010 Proxy Statement, the natural persons or persons who could exercise voting or dispositive powers over our securities was as follows:

Artisan Partners Holdings LP

We have relied upon information furnished to the SEC in a Schedule 13G/A jointly filed on February 11, 2010, by Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Investment Corporation (“Artisan Corp.”), Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Investments GP LLC (“Artisan Investments”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene M. Ziegler. Artisan Holdings, a registered investment adviser, is the sole limited partner of Artisan Partners, a registered investment adviser. Artisan Investments is the general partner of Artisan Partners. Artisan Corp. is the general partner of Artisan Holdings. ZFIC is the sole stockholder of Artisan Corp. and Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC. Of the shares reported, each of Artisan Holdings, Artisan Corp., ZFIC, Mr. Ziegler and Ms. Ziegler reported that they had shared voting power with respect to 2,055,600 shares and shared dispositive power with respect to 2,247,800 shares. Artisan Partners and Artisan Investments each reported that it had shared voting power over 2,018,500 shares and shared dispositive power over 2,210,700 shares. The shares reported were acquired on behalf of discretionary clients of Artisan Partners and Artisan Holdings.

Blackrock, Inc.

We have relied upon information furnished to the SEC in a Schedule 13G/A filed on January 29, 2010, by BlackRock, Inc. On December 1, 2009, BlackRock, Inc. completed its acquisition of Barclays Global Investors, NA (“BGI”) from Barclays Bank PLC. As a result, BGI entities are now included as subsidiaries of BlackRock, Inc. for purposes of Schedule 13G filings.

Columbia Wanger Asset Management, L.P.

We have relied upon information furnished to the SEC in a Schedule 13G filed on February 1, 2010. The shares reported include those owned by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P.

Earnest Partners, LLC

We have relied upon information furnished to the SEC in a Schedule 13G filed on February 9, 2010. Earnest Partners, LLC, an investment advisor, had sole voting power over 931,332 shares, shared voting power over 541,874 shares and sole dispositive power over (and beneficially owned) 2,603,006 shares.

Janus Capital Management LLC and Perkins Investment Management LLC

We have relied upon information furnished to the SEC in a Schedule 13G/A filed on February 16, 2010. Janus Capital Management LLC (“Janus Capital”) reports (i) sole voting power and sole dispositive power with respect to 11 of such shares and (ii) shared voting and shared dispositive power with respect to 3,735,953 of such shares. The Schedule 13G/A states that Janus Capital has a direct 91.8% ownership stake in INTECH Investment

Management (“INTECH”) and a direct 77.8% ownership stake in Perkins Investment Management LLC (“Perkins”). Due to such ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of the Schedule 13G/A. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 11 shares of class A common stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 3,735,953 of the shares of class A common stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

Royce & Associates

We have relied upon information furnished to the SEC in a Schedule 13G/A filed on January 26, 2010. According to the Schedule 13G/A, Royce & Associates, LLC has sole voting and dispositive power with respect to 5,503,500 shares. Royce & Associates, LLC manages Royce Value Plus Fund, an investment company that has an interest of 2,429,100 shares of the Company’s class A common stock.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17. Quarterly Financial Data (Unaudited), page 71

5.	We refer to your letter dated January 27, 2009, in which you indicated, in response to our prior comment 12, that you would present cost of services as allowed by SAB Topic 6.G. in future filings. Please tell us how your disclosure reflects the assertion made in your January 27, 2009 letter and tell us how you concluded that your disclosures comply with Question 3 of SAB Topic 6.G.

The disclosure of cost of services in the selected quarterly financial data as allowed by SAB topic 6.G to satisfy the requirements of Item 302(a)(1) of Regulation S-K was inadvertently omitted from our 2010 Form 10-K. In our Form 10-K for the fiscal year ending June 30, 2011, we will include cost of services in the selected quarterly financial data.

* * * * * * * * * * * * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (703) 633-2567, if you have any questions or would like additional information regarding this matter.

Sincerely,

SRA INTERNATIONAL, INC.

/s/ Mark D. Schultz
Mark D. Schultz
Senior Vice President and General Counsel